Exhibit 21

Subsidiaries of Vringo, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Innovate/Protect, Inc.	Delaware
I/P Engine Inc.	Virginia
Iron Gate Security, Inc.	Delaware
Vringo Infrastructure, Inc.	Delaware
Vringo Germany GmbH	Germany
International Development Group Limited	Maryland
fliCharge International Ltd.	Maryland
Group Mobile International, LLC	Arizona